Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Grant Park Fund March 2016 Update
April 25, 2016

Supplement dated April 25, 2016 to Prospectus dated April 24, 2015
Class	March ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-3.01%	4.12%	$11.1M	$1,137.809
B	-3.09%	3.95%	$119.8M	$939.832
Legacy 1	-2.61%	4.65%	$1.9M	$876.486
Legacy 2	-2.63%	4.59%	$0.6M	$859.942
Global 1	-2.36%	5.08%	$21.0M	$859.226
Global 2	-2.40%	5.09%	$3.7M	$843.888
Global 3	-2.54%	4.69%	$51.0M	$747.145
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar fell against its global counterparts after the Federal Reserve announced it will increase interest rates more slowly than previously discussed.  The Canadian dollar strengthened on the continued rally in crude oil markets.   The British pound strengthened as concerns eased over a British exit from the European Union.  The Australian dollar rose to its highest levels since August as GDP exceeded expectations.

Energy:  Prices in the crude oil markets rose over 13% as U.S. production continued to fall and discussions continued among major oil producers about a potential output freeze.  Natural gas markets rose over 14% as U.S. storage levels fell and forecasts for cooler weather in the U.S. represented a potential increase in heating-related demand.

Equities:  Global equity markets rose, fueled by rising oil and commodity prices and by a weaker U.S. dollar.  Equity markets were also helped by easing concerns over global growth, by the Federal Reserve's clarification about interest rate increases and by the European Central Bank's decision to cut interest rates and to increase its quantitative easing initiatives.

Fixed Income:  Global fixed income markets moved lower as positive economic data and gains in the equities and commodities markets reduced demand for safe haven assets.  A weaker dollar also put pressure on the fixed income markets.

Grains/Foods:  Wheat prices increased on expectations of smaller crop yields and on speculation a weaker U.S. dollar will enhance U.S. exports.  Soybean markets finished higher, bolstered by a weaker U.S. dollar and positive export sales data.  Sugar prices rose on increased demand and news that Brazil's sugar production for 2017 would be lower than anticipated.  Coffee markets rose as erratic weather patterns lowered expectations for future supplies.

Metals:  Gold prices declined after positive U.S. jobs and manufacturing data and gains in the equity markets reduced demand for the safe haven asset.  Copper prices rose on a weaker U.S. dollar, production cuts from copper producers and expectations China would unveil additional stimulus measures.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended March 31, 2016

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$2,011,671	$14,494,137
Change In Unrealized Income (Loss)	-7,877,757	-1,398,589
Brokerage Commission	-115,215	-296,249
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-151,506	-527,806
Change in Accrued Commission	4,209	5,186
Net Trading Income (Loss)	-6,128,598	12,276,679

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$80,098	$239,455
Interest, Other	39,274	112,505
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-6,009,226	12,628,639

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	-688,473	262,738
Operating Expenses	44,724	138,815
Organization and Offering Expenses	51,774	160,776
Brokerage Expenses	890,413	2,771,816
Dividend Expenses	0	0
Total Expenses	298,438	3,334,145

Net Income (Loss)	-$6,307,664	$9,294,494

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$220,530,613	$213,734,838
Additions	0	5,000
Net Income (Loss)	-6,307,664	9,294,494
Redemptions	-5,104,483	-13,915,866
Balance at March 31, 2016	$209,118,466	$209,118,466

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$1,137.809	9,736.01092	$11,077,725	-3.01%	4.12%
B	$939.832	127,451.60722	$119,783,163	-3.09%	3.95%
Legacy 1	$876.486	2,162.44853	$1,895,357	-2.61%	4.65%
Legacy 2	$859.942	717.08679	$616,653	-2.63%	4.59%
Global 1	$859.226	24,393.42643	$20,959,459	-2.36%	5.08%
Global 2	$843.888	4,433.73268	$3,741,573	-2.40%	5.09%
Global 3	$747.145	68,319.49439	$51,044,537	-2.54%	4.69%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership